

# Casey Iaccino · 2nd

Owner at Nebulous Concepts, Mentor, Angel Investor

Greater Detroit Area · 500+ connections · **Contact info**

Nebulous Concepts, LLC

 University of Michigan -
Stephen M. Ross School o...

## Experience

### Owner
Nebulous Concepts, LLC
May 2018 – Present · 1 yr 7 mos
Greater Detroit Area

Working to help Early Stage and Growth Stage CPG companies navigate the nebulous of the industry using real world experience, data driven solutions and channel specific strategies.

 **E. & J. Gallo Winery**
3 yrs 10 mos

 **Fine Wine Business Development Manager**
Feb 2018 – Nov 2018 · 10 mos
MI/OH

 **Area Manager**
Feb 2015 – Feb 2018 · 3 yrs 1 mo
Detroit, Michigan

 **Brand Manager**
Wirtz Beverage Group
Mar 2013 – Jan 2015 · 1 yr 11 mos
Greater Chicago Area

### State manager
E&J Gallo Winery
Jul 2011 – Mar 2013 · 1 yr 9 mos

### Director of Fine Wine
Empire Merchants
Oct 2009 – Jun 2011 · 1 yr 9 mos

**Show 3 more experiences** ⌄

## Education

### University of Michigan - Stephen M. Ross School of Business
Master of Business Administration (M.B.A.)
2016 – 2018

### Saint Mary's College of California

Bachelor's degree, Business Administration and Management, General
1997 – 2001

### St. Mary's College of California
Bachelor of Business Administration (B.B.A.), Honors concentration in financial serivices
1997 – 2001

## Skills & Endorsements

**Wine** · 24

Endorsed by **3 of Casey's colleagues at E. & J. Gallo Winery**

**Alcoholic Beverages** · 22

Endorsed by **3 of Casey's colleagues at E. & J. Gallo Winery**

**Beverage Industry** · 19

Endorsed by **Scott Westerman and 1 other who** is highly skilled at this

Endorsed by **3 of Casey's colleagues at E. & J. Gallo Winery**

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